EXHIBIT 99.1

Colliers International Group Inc. Announces Normal Course Issuer Bid

TORONTO, July 16, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) (“Colliers”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Colliers of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding subordinate voting shares (the “Subordinate Voting Shares”).

The notice provides that Colliers may, during the twelve month period commencing July 20, 2021 and ending no later than July 19, 2022, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“Nasdaq”) up to 3,200,000 Subordinate Voting Shares in total, being 9.7% of the 32,708,670 shares comprising the “public float” as of July 5, 2021 of such class of shares.  Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the twelve month period ending July 19, 2022 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which Colliers will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, Colliers may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the Ontario Securities Commission, Canadian Securities Administrators and/or Nasdaq. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management of Colliers. The average daily trading volume on the TSX from January 1, 2021 to June 30, 2021 was 53,602 Subordinate Voting Shares. Daily purchases under the NCIB will be limited to 13,400 Subordinate Voting Shares, other than block purchases. All shares purchased by Colliers under the NCIB will be cancelled.

As of July 5, 2021, there were 42,658,300 Subordinate Voting Shares and 1,325,694 multiple voting shares of Colliers outstanding.

Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of Colliers.

Colliers’ previous NCIB authorized the purchase of up to 3,000,000 Subordinate Voting Shares and expires on July 19, 2021. As of the date hereof, Colliers has not purchased any of its Subordinate Voting Shares under this NCIB.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2020 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:

Christian Mayer
CFO
(416) 960-9500